Solarfun Announces Introduction of 'ECLIPSE' With Reduced LID

SHANGHAI, Feb. 3 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic "PV" cells and modules in China, today announced the introduction of "ECLIPSE," a new line of PV cells and modules with reduced light induced degradation (LID).

The largest percentage of degradation of PV modules occurs during the first day of sun exposure.  "ECLIPSE" reduces the impurity concentration in cells, therefore reducing the relative LID to about 1% from 2% to 3%, or less than 2W compared to about 4W to 5W for a 180W module equipped with standard cells.

This results in an increase in electricity generation of about 1% to 2% more power over a one-, five-, 10-, and 25- year period when compared with standard modules.

Peter Xie, President of Solarfun, commented, "We have devoted considerable resources and management attention to develop and produce differentiated products.  We are proud to introduce this innovation in our new 'ECLIPSE' line with reduced LID.   The advance is made possible by our vertically integrated manufacturing model and ability to control the quality of raw materials throughout the production process.  By adjusting chemical properties in both the ingot-making and cell-processing phases of manufacturing, we have achieved a low concentration of impurity while still maintaining high yields.  We remain committed to our strategy of continually enhancing our technology to produce differentiated and more efficient products for our customers."

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ( Registration No. 333-152005) filed on July 14,2008.

ABOUT SOLARFUN
Solarfun Power Holding Co. Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules and manufactures 100% of its modules with PV cells produced in-house. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

www.solarfun-power.com

For further information, please contact:
Solarfun Power Holdings Co., Ltd.
Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080

P. R. China
Tel:  86-21-26022833 /Mobile 86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

Solarfun Media Contact:
Stacie Campbell
Corporate Marketing Manager
Stacie.campbell@solarfun-power.com

CONTACT:  Investors, Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., P. R. China, 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.; or Media, Stacie Campbell, Corporate Marketing Manager of Solarfun Power Holdings Co., Ltd., Stacie.campbell@solarfun-power.com